A/f
6-8-2004

04016744

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

VF 6-3-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH. D.C.

SEC FILE NUMBER
8- 049132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 AND ENDING 03/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mantor Watson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 West Johnstown Road
(No. and Street)

Gahanna	Ohio	43230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dee Watson 614-475-7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKR Longanbach Giusti, LLC
(Name – *if individual, state last, first, middle name*)

50 West Broad Street	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Mantor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mantor Watson Securities, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Darlene M. Nelson

Notary Public

DARLENE M. NELSON
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 9/29/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANTOR WATSON SECURITIES, INC.

REPORT ON AUDIT OF THE
FINANCIAL STATEMENTS

March 31, 2004

BKR LONGANBACH GIUSTI, LLC
CERTIFIED PUBLIC ACCOUNTANTS

NEAL L. LONGANBACH, CPA
THOMAS P. GIUSTI, CPA
RONALD M. KUCK, CPA
JOHN W. HORNBERGER, CPA
ALVIN J. MCKENNA, JR., CPA
JAY R. MEGLICH, CPA

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
BKR INTERNATIONAL
Independent Member

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Mantor Watson Securities, Inc.
Gahanna, Ohio

We have audited the accompanying statement of financial condition of Mantor Watson Securities, Inc. (the Company) as of March 31, 2004, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mantor Watson Securities, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

May 12, 2004

50 West Broad Street • Suite 1400 • Columbus, Ohio 43215-5999
614/461-1752 614/469-9989 FAX
www.lgkb.com

MANTOR WATSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2004

ASSETS

Cash and equivalents	$	67,531
Commissions receivable		12,342
Prepaid and refundable income taxes		300
Property and equipment, net		33,146
Deferred income taxes		1,455
Total Assets	$	114,774

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	27,734
Income taxes payable		1,364
Note payable		21,370
Total liabilities		50,468
Shareholders' Equity:		
Common stock, no par value, 750 shares authorized, 10 shares issued and outstanding		100
Additional paid-in capital		29,200
Retained earnings		35,006
Total shareholders' equity		64,306
Total Liabilities and Shareholders' Equity	$	114,774

The accompanying notes are part of the financial statements.

MANTOR WATSON SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended March 31, 2004

Revenues:		
Commissions	$	422,160
Interest and other income		777
Total revenues		422,937
Operating Expenses:		
Salaries, taxes, and benefits		320,147
Professional services		4,652
Occupancy		30,738
General and administrative		52,454
Depreciation and amortization		12,824
Total operating expenses		420,815
Operating Income		2,122
Interest Expense		1,610
Income Before Provision for Income Taxes		512
Provision for income taxes		105
Net Income	$	407

The accompanying notes are part of the financial statements.

MANTOR WATSON SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended March 31, 2004

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Shareholders' Equity
Balance at April 1, 2003	$ 100	$ 29,200	$ 34,599	$ 63,899
Net income	-	-	407	407
Balance at March 31, 2004	$ 100	$ 29,200	$ 35,006	$ 64,306

The accompanying notes are part of the financial statements.

MANTOR WATSON SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended March 31, 2004

Cash Flows from Operating Activities:		
Net income	$	407
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		12,824
Deferred income taxes		(1,455)
(Increase) decrease in assets:		
Commissions receivable		(10,557)
Prepaid and refundable income taxes		158
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		25,594
Income taxes payable		1,364
Net cash provided by operating activities		28,335
Cash Flows from Financing Activities:		
Principal payments on note payable		(10,726)
Net increase in cash and equivalents		17,609
Cash and Equivalents at Beginning of Year		49,922
Cash and Equivalents at End of Year	$	67,531
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	1,610
Income taxes	$	2,337

MANTOR WATSON SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 - ORGANIZATION AND PUROSE

Mantor Watson Securities, Inc. (the Company), an Ohio corporation, was incorporated in 1996 and is engaged in the buying and selling of marketable securities for its customers, which are generally located in the Central Ohio area.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are recorded when they are earned and are presented in the statement of financial condition net of any allowance for doubtful accounts. Commissions receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry, and the financial stability of those individuals that owe the receivable. No allowance for doubtful accounts was deemed necessary at March 31, 2004.

Property and Equipment

The Company carries property and equipment at cost. Depreciation is provided using the straight-line method for financial reporting purposes at rates based on estimated useful lives of five years. For federal income tax purposes, depreciation is computed using the modified cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized while expenditures for repairs and maintenance are charged to expense as incurred.

Revenues and Expenses

The Company records revenues and expenses directly related to securities transactions on a trade date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences in depreciation of property and equipment and revenue and expense recognition for financial and tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Statement of Cash Flows

For purpose of the statement of cash flows, the Company considers all highly liquid investments, with an original maturity of ninety days or less to be cash equivalents.

MANTOR WATSON SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS - Continued

Note 3 - CASH AND EQUIVALENTS

The Company is required to maintain a deposit with its clearing broker-dealer. At March 31, 2004, the Company had a deposit of $31,796, of which $25,000 was restricted.

Note 4 - NOTE PAYABLE

The Company has a term note payable to a bank that is secured by a vehicle. The note requires monthly payments of $1,027, including interest at 5.93%, and matures in December 2005. Future minimum payments required on the note are as follows:

For the Years Ended March 31,

2005	$	11,373
2006		9,997
	$	21,370

Note 5 - INCOME TAXES

The provision for income taxes at March 31, 2004 consists of the following:

Federal – current	$	1,560
Federal – deferred		(1,455)
	$	105

Deferred tax assets and liabilities consisted of the following at March 31, 2004:

Property and equipment	$	2,500
Contributions		950
Accrual to cash conversion		(1,995)
	$	1,455

Note 6 - NET CAPITAL

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $14,501 as of March 31, 2004, which was in excess of the net capital required by NASD of $5,000. The Company's ratio of aggregate indebtedness to net capital at March 31, 2004, was 3.78 to 1.

Note 7 - RELATED PARTIES

The Company has a month-to-month rental agreement with a shareholder for office space that requires monthly payments of $2,000. Total rent paid to the shareholder in 2004 was $24,000.

Note 8 - CONCENTRATIONS

All of the Company's revenues are derived from approximately eight customers, the majority of which are State of Ohio agencies.

MANTOR WATSON SECURITIES, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of March 31, 2004

Net Capital		
Total Shareholders' Equity	$	64,306
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated liabilities		64,306
Deductions and/or charges:		
Non-allowable assets:		
Receivable from broker		12,342
Property and equipment, net		33,146
Deferred income taxes		1,455
Net capital before haircuts on securities position		17,363
Haircuts on securities		
Contractual securities commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposits, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		2,862
Undue concentrations		-
Net capital	$	14,501

MANTOR WATSON SECURITIES, INC.

Schedule I (continued)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of March 31, 2004

Aggregate Indebtedness		
Items included in statement of financial condition:		
Long-term note payable (secured by property and equipment)	$	21,370
Payable to brokers and dealers		-
Payable to clearing broker		-
Other accounts payable and accrued expenses		33,443
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other		-
Total aggregate indebtedness	$	54,813
Computation of Basic Net Capital Requirement:		
Minimum net capital required (calculated)	$	3,654
Minimum net capital required (stated)	$	5,000
Excess net capital	$	9,501
Excess net capital at 1,000 percent	$	9,020
Ratio: Aggregate indebtedness to net capital		3.78 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	18,727
Increase in deferred tax asset		(1,455)
Decrease in property and equipment		2,245
Increase in haircuts		(2,862)
Audit adjustments, net		(2,154)
Net capital per above	$	14,501

MANTOR WATSON SECURITIES, INC.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of March 31, 2004

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to March 31, 2004 under the following section:

(k) (2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:

SEC#s	Name	Product
8-10999	Raymod James & Associates, Inc.	Bonds
8-10999	Raymod James & Associates, Inc.	Equities

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholders
Mantor Watson Securities, Inc.
Gahanna, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Mantor Watson Securities, Inc. (the Company), for the year ended March 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKR Longanbach Giusti, LLC

BKR Longanbach Giusti, LLC

May 12, 2004